ENERGYS GROUP LIMITED

March 18, 2026

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ruairi James Regan

Re:	Energys Group Limited
Registration Statement on Form F-1
Filed March 03, 2026
File No. 333-293962

Dear Mr. Regan:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Energys Group Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on March 20, 2026, or as soon thereafter as practicable.

Very truly yours,

Energys Group Limited

By:	/s/ Michael Lau
Name:	Michael Lau
Title:	Chief Technology Officer and Executive Director